Rafferty Asset Management, LLC

1301 Avenue of the Americas (6th Avenue), 35th Floor

New York, New York 10019

March 29, 2016

VIA EDGAR

Mr. John Ganley

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Direxion Funds (File Nos.: 333-28697 and 811-08243)
Post-Effective Amendment to the Registration Statement on Form N-1A

Dear Mr. Ganley:

The following are responses to the comments that we received from you by telephone on March 11, 2016, regarding Post-Effective Amendment No. 168 to the Registration Statement on Form N-1A for the Direxion Monthly NASDAQ-100® Bull 1.25X Fund, Direxion Monthly NASDAQ-100® Bear 1.25X Fund, Direxion Monthly NASDAQ Biotechnology Bear 1.25X Fund, Direxion Monthly MSCI Europe Bear 1.25X Fund, Direxion Monthly MSCI EAFE Bear 1.25X Fund, Direxion Monthly NASDAQ Biotechnology Bull 2X Fund, Direxion Monthly MSCI Europe Bull 2X Fund, Direxion MSCI EAFE Bull 2X Fund (each a “Fund” and collectively the “Funds”), each a series of the Direxion Funds (the “Trust”), that was filed with the Securities and Exchange Commission (“SEC”) on January 14, 2016. Your comments and the Trust’s corresponding responses are set forth below.

The Trust acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in its registration statement; (2) SEC Staff (“Staff”) comments or changes to disclosure in response to Staff comments in the registration statement reviewed by the Staff do not foreclose the SEC from taking any action with respect to its registration statement; and (3) it may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

All Funds

1.	Please file the Operating Services Agreement for the Funds or confirm that the Funds are included on the Operating Services Agreement already filed with the SEC.

The Trust confirms supplementally that the Operating Services Agreement that includes the Funds was filed with the SEC on February 26, 2016 with Post-Effective Amendment No. 171 (Acc. No: 0001193125-16-482188), and will be incorporated by reference into the Funds’ registration statement.

Prospectus (Direxion Monthly NASDAQ-100® Bull 1.25X Fund and Direxion Monthly NASDAQ-100® Bear 1.25X Fund (the “NASDAQ Funds”))

2.

In each Fund’s “Principal Investment Strategy” section, please consider making the investment strategy more specific by including only those financial instruments in which each Fund will actually invest to gain exposure to the NASDAQ-100® Index (the “Index”). The Staff notes that investments in any other financial instruments a Fund may potentially use may be disclosed in Item 9 of Form N-1A.

The Trust believes that its current disclosure includes the financial instruments that each Fund will utilize and no changes are required at this time. The Trust acknowledges the Staff’s comment, however, and will consider making changes to this section of disclosure after the Funds become operational and as part of the Trust’s required annual registration statement update due in December 2016.

Securities and Exchange Commission

March 29, 2016

3.

Please consider whether “Currency Exchange Rate Risk” is an applicable risk of the NASDAQ Funds, especially given that the Funds’ exposure to securities of foreign issuers is generally in the form of depositary receipts. If the Funds have no or minimal exposure to foreign currencies, please consider removing the risk.

The Trust has determined that “Currency Exchange Rate Risk” is not currently a primary risk of the NASDAQ Funds and has removed the disclosure.

4.

Please consider whether the number of foreign securities included in the Index, which is market-capitalization weighted, is such that investments in foreign securities are a part of the NASDAQ Funds’ investment strategies. If so, please note in the NASDAQ Funds’ investment strategies that the Index includes foreign securities. If not, please remove “Foreign Securities Risk” as “Principal Investment Risk” of each Fund.

The Trust responds by removing the “Foreign Securities Risk” because it is not a primary risk of the NASDAQ Funds.

Prospectus (Direxion Monthly NASDAQ Biotechnology Bear 1.25X Fund (the “Biotech Fund”))

5.

The disclosure in the Biotech Fund’s investment strategy indicates that the NASDAQ Biotechnology Index includes securities in the healthcare and pharmaceutical sectors. Please confirm whether the Fund can comply with Rule 35d-1, which provides that a fund must invest at least 80% of its assets in the type of investment suggested by its name. If not, please consider changing the name of the Fund to include “Pharmaceutical” in the Fund’s name. Please confirm supplementally the reason the Fund is appropriately named.

The Trust responds by noting, first, that the name of the Fund corresponds to the name of the its underlying index, the NASDAQ Biotechnology Index, and in this regard complies with Rule 35d-1’s naming requirements. See Investment Company Act Release No. 24828, 66 FR 8509 (Feb.1, 2001), at 8511 n.16 (and surrounding text). Further, the Trust notes that the Industry Classification Benchmark (“ICB”) methodology utilized by the NASDAQ Biotechnology Index to classify industries establishes broad industries, such as healthcare, and then breaks each broad industry down into sub-industries, such as biotechnology. Under the ICB methodology, biotechnology is a sub-industry of the healthcare industry. In other words, under the Index methodology, it is not inconsistent for the Index to include healthcare stocks; indeed, under the Index methodology, all of the stocks in the Index are healthcare industry stocks from the biotechnology sub-industry. The Trust similarly believes that the characterization of certain stocks in the Index as pharmaceutical stocks is consistent with the inclusion of “Biotechnology” (without “Pharmaceutical”) in the Fund’s name. As the Staff likely knows, biotechnology companies are well-known for developing cutting-edge medicines, including antiviral therapies, antibiotics, cancer-fighting medicines, gene therapies, cell-based therapies and enzyme replacement therapies. For these reasons, the Trust believes its name satisfies the requirements of Section 35(d) of the Act.

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Securities and Exchange Commission

March 29, 2016

I trust that the above responses and revisions adequately address your comments. If you have any additional questions or require further information, please contact Stacy Fuller of K&L Gates LLP at (202) 778-9100.

Sincerely,

Direxion Funds

/s/ Eric W. Falkeis

Name: Eric W. Falkeis

Title: Principal Executive Officer

cc:	Stacy Fuller, K&L Gates LLP
Angela Brickl, Rafferty Asset Management LLC